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15 November 2000

                                 Media Release

SOUTHERN CROSS CABLE TRAFFIC STARTS TO FLOW

Five years of planning and building came to fruition at 1pm today as Telecom's first commercial traffic started flowing across the $2.2 billion submarine Southern Cross Cable network.

Much of Telecom's international data and Internet traffic will start to be migrated across from existing satellite links to the Southern Cross Cable, which link New Zealand to the United States and Australia.

In addition to carrying some existing traffic, the Southern Cross cable will also cater for future data and Internet traffic growth.

Group General Manager, Network, David Bedford said the first traffic flows on Southern Cross were a major milestone for Telecom.

"Telecom staff managing the Southern Cross Network Operations Centre in Auckland will progressively begin to light up customers' circuits and will witness the first commercial transmission of traffic to the United States and Australia at the speed of light," Mr Bedford said.

"The 120 fold increase in bandwidth capacity provided by the Southern Cross Cable will bring the world to New Zealand Internet users and businesses conducting electronic commerce in the same way jet aircraft took New Zealanders to the rest of the world several decades ago," he said.

While the benefits of the Southern Cross Cable will progressively be experienced by those using it, Telecom also expects a significant financial return on its investment in the network.
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Chief Financial Officer Marko Bogoievski said it was likely that Telecom would derive a dividend from Southern Cross Cables Ltd, the company which owns and operates the network, in the order of $US100 million by the end of the current financial year. Telecom is a 50% owner of Southern Cross, through Southern Cross Cables Ltd.

Mr Bogoievski said Telecom would be evaluating options for continuing to derive value from its investment.


For further information please contact
Glen Sowry, Telecom Media Relations
Phone 04-498-9363, Pager 026-118 775, email
glen.sowry@telecom.co.nz